January 11, 2011 VIA FACSIMILE, EDGAR AND HAND DELIVERY	Joseph K. Wyatt +1 650 858 6016(t) +1 650 858 6100(f) joe.wyatt@wilmerhale.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4720

Washington, D.C. 20549

Attention: Laura Crotty

Re:	Pacira Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-170245)
Amendment No. 2 Filed January 3, 2011

Ladies and Gentlemen:

On behalf of Pacira Pharmaceuticals, Inc. (the “Company”), we are submitting this supplemental letter in connection with the Registration Statement on Form S-1 (File No. 333-170245) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2010. We have set forth below the proposed responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated January 7, 2011, from Jeffrey Reidler, Assistant Director of the SEC, to David M. Stack, President and Chief Executive Officer of the Company (the “Comment Letter”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and the Company’s responses correspond to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. The Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in the exhibits attached hereto.

Capitalization, page 44

1.	It appears that your capitalization table as well as your dilution table on page 46 should include the effect of the conversion of the December 2010 Convertible Notes into shares of your common stock. Please revise or tell us why the conversion of the December 2010 Convertible Notes should not be presented and tell us the guidance you are using to support your basis.

Response:	The Company has revised the disclosure as attached on Exhibit A hereto in response to the Staff’s comments. The Company will include the effect

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United States Securities and Exchange Commission January 11, 2011 Page 2

of the conversion of the December 2010 Convertible Notes in all pro forma information set forth in Amendment No. 3. The Company supplementally advises the Staff that it does not intend to include the data for a second closing of the December 2010 Convertible Notes in the pro forma information because the second closing is contingent upon events outside of the Company’s control and may not occur. The Company further supplementally advises the Staff that it is currently in the process of calculating the pro forma as adjusted financial information and the dilution table and such information will be included in Amendment No. 3.

Selected Consolidated Financial Data, page 48

2.	Please provide a footnote to the consolidated statement of operations data that indicates how the shares used in computing pro forma loss per share- basic and diluted was determined.

Response:	The Company has revised the disclosure as attached on Exhibit A hereto in response to the Staff’s comments.

3.	It appears that your pro forma presentation should include the conversion of the December 2010 Convertible Notes into shares of your common stock. Please revise or advise. In addition, please revise your summary consolidated financial data on page 10 accordingly .

Response:	The Company has revised the disclosure as attached on Exhibit A hereto in response to the Staff’s comments.

4.	Please also include a pro forma balance sheet presented alongside of the historical balance sheet giving effect to the change in capitalization, similar to that provide in your summary consolidated financial data on page 10. This should also include the conversion of the December 2010 Convertible Notes into shares of your common stock. Accordingly, please revise your summary consolidated financial data on page 10.

Response:	The Company has revised the disclosure as attached on Exhibit A hereto in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview, page 51

5.	We acknowledge your response to prior comment 8. Please provide disclosure similar to that in your response that discusses and quantifies the negative margin

United States Securities and Exchange Commission January 11, 2011 Page 3

due to excess capacity (i.e. gross margins reported and supply margins excluding excess capacity) and disclose your accounting policy for recognizing excess capacity expenses for your inventories.

Response:	The Company has revised the disclosure as attached on Exhibit B hereto in response to the Staff’s comments.

Results of Operations

Interest Income (Expense), page 62

6.	We acknowledge your response and your revised disclosure to our comment 2. Please clarify what the $5.4 million increase from 12/31/2008 to 12/31/2009 relates to and include a similar discussion related to the increase from 12/31/2007 to 12/31/2008.

Response:	The Company has revised the disclosure as attached on Exhibit C hereto in response to the Staff’s comments.

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 55

7.	Please provide a more robust disclosure that clarifies the reasons for the significant increase in the December valuation price of $.51 to the IPO midpoint price of $1.39. For instance, clarify what you mean by “prevailing market conditions” and “estimates of our business potential.” Please also describe the different valuation methodologies and their most significant assumptions, including the comparable companies and their key valuation metrics under the market approach and the total projected cash flows and the assumption supporting these cash flows estimates under the income approach used to determine the fair value of your common stock of $.51 at December 2010.

Response:	The Company has revised the disclosure as attached on Exhibit D hereto in response to the Staff’s comments.

Please contact the undersigned at (650) 858-6016 if you have any comments or questions regarding this letter.

United States Securities and Exchange Commission January 11, 2011 Page 4

Best regards,

/s/ Joseph K. Wyatt

Joseph K. Wyatt

cc:	David M. Stack (Chief Executive Officer, Pacira Pharmaceuticals, Inc.)
James Scibetta (Chief Financial Officer, Pacira Pharmaceuticals, Inc.)
Gregory P. Rodgers (Latham & Watkins LLP)

Exhibit A

	Predecessor	Successor
	January 1 to March 23	Year Ended December 31,			Nine Months Ended September 30,
	2007	2007	2008	2009	2009	2010
	(unaudited)	(audited)			(unaudited)	(unaudited)
		(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues	$1,427	$8,341	$13,925	$15,006	$10,722	$12,371

Operating expenses:
Cost of revenues	2,825	9,492	17,463	12,301	8,823	10,168
Research and development	3,251	20,665	33,214	26,233	18,717	14,954
Selling, general and administrative	2,632	4,170	8,611	5,020	3,920	3,941
Acquired in-process research and development	—	12,400	—	—	—	—

Total operating expenses	8,708	46,727	59,288	43,554	31,460	29,063

(Loss) from operations	(7,281)	(38,386)	(45,363)	(28,548)	(20,738)	(16,692)
Other income (expense)	(13)	16	(224)	367	353	100
Interest:
Interest income	4	491	235	77	46	112
Interest (expense)	(2,265)	—	—	(1,723)	(990)	(2,577)
Royalty interest obligation	(1,486)	1,686	3,490	(1,880)	(1,407)	(1,048)

Total interest income (expense)	(3,747)	2,177	3,725	(3,526)	(2,351)	(3,513)

Net income (loss)	$(11,041)	$(36,193)	$(41,862)	$(31,707)	$(22,736)	$(20,105)

Net (loss) per share applicable to common stockholders—basic and diluted		$(77.85)	$(79.23)	$(55.32)	$(39.69)	$(35.02)
Weighted average number of common shares used in net (loss) per share calculation—basic and diluted		464,900	528,357	573,118	572,860	574,112
Pro forma net (loss) per share—basic and diluted (unaudited) (1)				$(3.54)		$(1.78)
Shares used in computing pro forma loss per share—basic and diluted (unaudited)				8,545,094		10,069,382

(1)	Pro forma basic and diluted net loss per share is calculated assuming the conversion of all of our outstanding shares of Series A convertible preferred stock and our secured and unsecured notes and accrued interest thereon into common stock at the beginning of the period or at the original date of issuance, if later, but does not give effect to a second closing of the issuance and sale and subsequent conversion of the December 2010 Convertible Notes into 500,000 shares of our common stock at a conversion price equal to the price per share of common stock sold in this offering, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range shown on the cover of this prospectus.

	As of September 30, 2010
	Actual	Pro forma (1)	Pro forma as adjusted
Consolidated Balance Sheet Data:		(unaudited, in thousands)
Cash and cash equivalents	$13,851	$36,351	[	]
Working capital	6,585	29,085	[	]
Total assets	52,756	75,256	[	]
Long-term debt	57,312	29,660	[	]
Convertible preferred stock, par value	6	—	—
Common stock, par value	1	11	[	]
Accumulated deficit	(129,867)	(129,867)	[	]
Total stockholders’ equity (deficit)	(43,038)	7,114	[	]

(1)	The pro forma consolidated balance sheet data do not give effect to a second closing of the issuance and sale and subsequent conversion of the December 2010 Convertible Notes into 500,000 shares of our common stock at a conversion price equal to the price per share of common stock sold in this offering, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range shown on the cover of this prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our Series A convertible preferred stock into common stock upon the completion of this offering, (2) the conversion of $47.5 million aggregate principal amount and all accrued and unpaid interest on secured and unsecured notes held by certain of our stockholders into common stock upon the completion of this offering and (3) the one-for-10.755 reverse split of our common stock to be effected prior to the completion of this offering, (4) the filing of our restated certificate of incorporation prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (1) the automatic conversion of all outstanding shares of our Series A convertible preferred stock into common stock upon the completion of this offering, (2) the conversion of $47.5 million aggregate principal amount and all accrued and unpaid interest on secured and unsecured notes held by certain of our stockholders into common stock upon the completion of this offering, (3) the one-for-10.755 reverse split of our common stock to be effected prior to the completion of this offering, (4) the filing of our restated certificate of incorporation prior to the completion of this offering, and (5) our issuance and sale of 4,250,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Selected Consolidated Financial Data.”

	As of September 30, 2010
	Actual	Pro Forma (1)	Pro Forma As Adjusted
	(in thousands, except per share amounts)
Cash and cash equivalents	$13,851	$36,351	$	[	]

Related party debt, excluding current portion	$42,652	$—		$—
Long-term debt, excluding current portion	11,250	26,250		[	]
Royalty interest obligation, excluding current portion	3,410	3,410		[	]

Total long-term debt	57,312	29,660		[	]

Series A convertible preferred stock, $0.001 par value: actual, 88,000,000 shares authorized, [6,322,640] shares issued and outstanding; pro forma and pro forma as adjusted, no shares authorized, issued and outstanding	6	—		—
Common stock, $0.001 par value: actual, 120,000,000 shares authorized, 574,903 shares issued and 573,838 shares outstanding; pro forma, 120,000,000 shares authorized, 10,661,448 shares issued and outstanding; pro forma as adjusted, shares authorized, shares issued and outstanding	1	[11 ]		[	]
Additional paid-in capital	86,824	136,972		[	]
Accumulated deficit	(129,867)	(129,867)		[	]
Treasury stock, 1,065 shares at cost	(2)	(2)		[	]

Total stockholders’ equity (deficit)	(43,038)	7,114		[	]

Total capitalization	$14,274	$36,774	$	[	]

(1)	Pro forma includes impact of $26,250,000 of long-term debt borrowed after September 30, 2010 under the Hercules Credit Facility and the repayment in full of $11,250,000 principal amount under the GECC Credit Facility. The pro forma information does not include the impact of a second closing of the issuance and sale and subsequent conversion of the December 2010 Convertible Notes into 500,000 shares of our common stock at a conversion price equal to the price per share of common stock sold in this offering, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range shown on the cover of this prospectus.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 would increase or decrease each of additional paid-in capital and total stockholders’ equity in the pro forma as adjusted column by $[            ] million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

The table above does not include:

•	181,305 shares of common stock issuable upon the exercise of warrants outstanding and exercisable as of September 30, 2010, at a weighted average exercise price of $4.07 per share;

•	1,504,507 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2010, at a weighted average exercise price of $1.61 per share; and

•	116,054 shares of common stock available for future issuance under our equity compensation plans as of September 30, 2010.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma historical net tangible book value as of September 30, 2010 was $[            ] million, or $[            ] per share of common stock. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities and Series A convertible preferred stock, divided by the number of shares of our common stock outstanding on September 30, 2010, after giving effect to the automatic conversion of all of our outstanding shares of Series A convertible preferred stock into shares of our common stock immediately prior to the completion of this offering and the conversion of $47.5 million aggregate principal amount and all accrued and unpaid interest on secured and unsecured notes held by certain of our stockholders into common stock immediately prior to the completion of this offering.

After giving effect to our issuance and sale of 4,250,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, the pro forma as adjusted net tangible book value as of September 30, 2010 would have been $[            ] million, or $[            ] per share. This represents an immediate increase in net tangible book value to existing stockholders of $[            ] per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $[            ] per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share					$15.00
Pro forma net tangible book value per share as of September 30, 2010	$	[	]

Increase per share attributable to sale of shares of common stock in this offering		[	]

Pro forma as adjusted net tangible book value per share after the offering					[	]

Dilution per share to new investors				$	[	]

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease the pro forma as adjusted net tangible book value by $             million, the pro forma as adjusted net tangible book value per share after this offering by $[            ] per share and the dilution per share to investors in this offering by $[            ] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $[            ] per share, representing an immediate increase to existing stockholders of $[            ] per share and an immediate dilution of $[            ] per share to new investors. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

The following table summarizes, on a pro forma basis as of September 30, 2010, after giving effect to the conversion of all of our outstanding Series A convertible preferred stock into common stock, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range shown on the cover of this prospectus, before the deduction of the estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased				Total Consideration					Average Price Per Share
	Number		%		Amount			%
Existing stockholders	[	]	[	]%	$	[	]	[	]%	$	[	]
New investors	[	]	[	]		[	]	[	]		$15.00

Total	[	]	100%		$	[	]	100%

The number of shares purchased from us by existing stockholders is based on 10,161,255 shares of our common stock outstanding as of September 30, 2010 after giving effect to the automatic conversion of all of our outstanding shares of Series A convertible preferred stock into common stock upon the completion of this offering and the conversion of $47.5 million aggregate principal amount and all accrued and unpaid interest on secured and unsecured notes held by certain of our stockholders into common stock upon the completion of this offering. This number excludes:

•	181,305 shares of common stock issuable upon the exercise of warrants outstanding and exercisable as of September 30, 2010, at a weighted average exercise price of $4.07 per share;

•	1,504,507 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2010, at a weighted average exercise price of $1.61 per share; and

•	116,054 shares of common stock available for future issuance under our equity compensation plans as of September 30, 2010.

If the underwriters exercise their option to purchase additional shares from us in full, the number of shares held by new investors will increase to [            ], or [    ]% of the total number of shares of common stock outstanding after this offering and the shares held by existing stockholders will decrease to [            ], or [    ]% of the total shares outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

•

The selected consolidated financial data as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by J.H. Cohn LLP, an independent registered public accounting firm.

•

The selected consolidated financial data as of September 30, 2010, and for the nine months ended September 30, 2009 and 2010, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

•	The selected consolidated financial data as of December 31, 2007 have been derived from our consolidated financial statements not contained herein.

•

The selected consolidated financial data as of December 31, 2005 and December 31, 2006, and for the years ended December 31, 2005 and December 31, 2006, and for the period from January 1, 2007 through March 23, 2007, have been derived from unaudited consolidated financial statements of the Predecessor, SkyePharma, Inc., not included in this prospectus.

The unaudited consolidated financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

The term Predecessor refers to SkyePharma, Inc. prior to March 24, 2007, or the Acquisition Date, and the term Successor refers to Pacira Pharmaceuticals, Inc. and its consolidated subsidiaries. Our results of operations for the year ended December 31, 2007, while representing a full year for Pacira Pharmaceuticals, Inc., do not reflect the operations of PPI-California until March 24, 2007, after the Acquisition Date. We have presented the Predecessor for the period from January 1, 2007 through March 23, 2007, as we believe it best presents the continuity of operations of the Successor prior to the Acquisition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for a discussion of the presentation of our results for the year ended December 31, 2007.

	Predecessor			Successor
	Year Ended December 31,		January 1, 2007 to March 23, 2007	Year Ended December 31,			Nine Months Ended September 30,
	2005	2006		2007	2008	2009	2009	2010
	(unaudited)			(audited)			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Supply revenue	$3,647	$5,800	$684	$5,444	$6,852	$6,324	$4,273	$7,127
Royalties	1,813	2,784	500	2,388	3,648	4,044	2,906	2,693
Collaborative licensing and development revenue	13,630	3,088	204	509	3,425	4,638	3,543	2,551
Revenue from SkyePharma PLC	1,927	702	39	—	—	—	—	—

Total revenues	21,017	12,374	1,427	8,341	13,925	15,006	10,722	12,371

Operating expenses:
Cost of revenues	15,312	15,782	2,825	9,492	17,463	12,301	8,823	10,168
Research and development	21,280	16,060	3,251	20,665	33,214	26,233	18,717	14,954
Selling, general and administrative	12,768	8,685	2,632	4,170	8,611	5,020	3,920	3,941
Acquired in-process research and development	—	—	—	12,400	—	—	—	—

Total operating expenses	49,360	40,527	8,708	46,727	59,288	43,554	31,460	29,063

(Loss) from operations:	(28,343)	(28,153)	(7,281)	(38,386)	(45,363)	(28,548)	(20,738)	(16,692)
Other income (expense)	1,525	(2,713)	(13)	16	(224)	367	353	100
Interest income (expense)
Interest income	25	60	4	491	235	77	46	112
Interest (expense)	(8,485)	(11,221)	(2,265)	—	—	(1,723)	(990)	(2,577)
Royalty interest obligation	961	4,694	(1,486)	1,686	3,490	(1,880)	(1,407)	(1,048)

Net income (loss)	$(34,317)	$(37,333)	$(11,041)	$(36,193)	$(41,862)	$(31,707)	$(22,736)	$(20,105)

Net (loss) per share applicable to common stockholders—basic and diluted				$(77.85)	$(79.23)	$(55.32)	$(39.69)	$(35.02)
Weighted average number of common shares used in net (loss) per share calculation				464,900	528,357	573,118	572,860	574,112
Pro forma net (loss) per share—basic and diluted (unaudited)(1)						$(3.54)		$(1.78)
Shares used in computing pro forma loss per share—basic and diluted (unaudited)						8,545,094		10,069,382

(1)	Pro forma basic and diluted net loss per share is calculated assuming the conversion of all of our outstanding shares of Series A convertible preferred stock and our secured and unsecured notes and accrued interest thereon into common stock at the beginning of the period or at the original date of issuance, if later, but does not give effect to a second closing of the issuance and sale and subsequent conversion of the December 2010 Convertible Notes into 500,000 shares of our common stock at a conversion price equal to the price per share of common stock sold in this offering, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range shown on the cover of this prospectus.

	Predecessor		Successor
	December 31,		December 31,			September 30, 2010
	2005	2006	2007	2008	2009	Actual	Pro forma (1)	Pro forma as adjusted
	(unaudited)		(unaudited)	(audited)		(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$911	$627	$7,240	$12,386	$7,077	$13,851	$36,351	[	]
Working capital (deficit)	17,004	27,010	2,354	2,341	(1,868)	6,585	29,085	[	]
Total assets	61,698	63,188	39,157	50,541	43,954	52,756	75,256	[	]
Long-term debt	28,789	21,648	8,241	3,618	25,820	57,312	29,660	[	]
Convertible preferred stock, par value	—	—	3	6	6	6	—	—
Common stock, par value	—	—	1	1	1	1	11	[	]
Accumulated deficit	(282,423)	(319,756)	(36,193)	(78,055)	(109,762)	(129,867)	(129,867)	[	]
Total stockholders’ equity (deficit)	$(163,867)	$(221,541)	$8,937	$7,490	$(22,949)	$(43,038)	7,114	[	]

(1)	The pro forma consolidated balance sheet data do not give effect to a second closing of the issuance and sale and subsequent conversion of the December 2010 Convertible Notes into 500,000 shares of our common stock at a conversion price equal to the price per share of common stock sold in this offering, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range shown on the cover of this prospectus.

49.1

Exhibit B

•	royalties due to third parties on our revenues;

•	packaging, testing, freight and shipping; and

•	the cost of active pharmaceutical ingredients.

•

Overhead cost associated with excess manufacturing capacity is charged to cost of revenue, as incurred. Manufacturing, labor and overhead are capitalized only to the extent of actual capacity utilized. The cost of excess capacity was $10.1 million, $5.5 million and $4.4 million for the years ended December 31, 2008 and 2009 and for the nine months ended September 30, 2010, respectively. Gross margin from supply revenue were -110%, -55% and -25% for the years ended December 31, 2008 and 2009, and for the nine months ended September 30, 2010, respectively. Our negative margin is primarily due to excess capacity. Excluding the cost of excess capacity, as described above, gross margin from supply revenue was 36%, 31%, and 36% for the years ended December 31, 2008 and 2009, and for the nine months ended September 30, 2010, respectively.

Research and Development Expenses

Our research and development expenses consist of expenses incurred in developing, testing, manufacturing and seeking regulatory approval of our product candidates, including:

•

expenses associated with regulatory submissions, clinical trials and manufacturing, including additional expenses to prepare for the commercial manufacture of EXPAREL, such as the hiring and training of additional personnel;

•	payments to third-party contract research organizations, contract laboratories and independent contractors;

•	payments made to consultants who perform research and development on our behalf and assist us in the preparation of regulatory filings;

•	payments made to third-party investigators who perform research and development on our behalf and clinical sites where such research and development is conducted;

•	personnel related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation;

•	expenses incurred to maintain technology licenses; and

•	facility, maintenance, and allocated rent, utilities, and depreciation and amortization, and other related expenses.

Clinical trial expenses for our product candidates are a significant component of our current research and development expenses. Product candidates in later stage clinical development, such as EXPAREL, generally have higher research and development expenses than those in earlier stages of development, primarily due to the increased size and duration of the clinical trials. We coordinate clinical trials through a number of contracted investigational sites and recognize the associated expense based on a number of factors, including actual and estimated subject enrollment and visits, direct pass-through costs and other clinical site fees.

From the Acquisition Date through September 30, 2010, we incurred research and development expenses of $95.1 million, of which $90.9 million is related to the development of EXPAREL. We incurred research and development expenses associated with the development of EXPAREL of $14.2 million for the nine months ended September 30, 2010, $25.2 million for the year ended December 31, 2009 and $31.9 million for the year ended December 31, 2008.

We expect to incur additional research and development expenses as we accelerate the development of EXPAREL in additional indications. These expenditures are subject to numerous uncertainties regarding timing and cost to completion. Completion of clinical trials may take several years or more and the length of time

Exhibit C

Comparison of Years Ended December 31, 2009 and 2008

	Year Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2008	2009
	(dollars in thousands)
Revenues	$13,925	$15,006	$1,081	8%
Cost of revenues	17,463	12,301	(5,162)	(30)%
Research and development	33,214	26,233	(6,981)	(21)%
Selling, general and administrative	8,611	5,020	(3,591)	(42)%
Other income (expense)	(224)	367	591	N	.M.
Interest income (expense)	$3,725	$(3,526)	$(7,251)	N	.M.

Revenues.    Revenues increased by $1.1 million, or 8%, to $15.0 million in the year ended December 31, 2009 as compared to $13.9 million in the year ended December 31, 2008. The increase was primarily due to increases of collaborative licensing and development revenue of $1.2 million and royalties of $0.4 million, offset by a decrease in supply revenue of $0.5 million. The increase in collaborative licensing and development revenue reflected in part a $1.0 million increase in contract development activities for Amylin in 2009, and an increase in 2009 milestone revenue resulting from a milestone payment from our U.S. DepoDur commercial partner, EKR, paid at the end of 2008. The increase in royalties in 2009 reflected an increase in end user sales of DepoCyt(e) in 2009, offset by a decline in DepoDur royalties. The decrease in supply revenue in 2009 was primarily due to EKR gradually selling down excess inventory accumulated in 2008.

Cost of Revenues.    Cost of revenues decreased by $5.2 million, or 30%, to $12.3 million in the year ended December 31, 2009 as compared to $17.5 million in the year ended December 31, 2008. The decrease was primarily due to reduction in cost of supply revenue, driven by cost control measures initiated in December 2008 and April 2009, including a reduction in force of manufacturing and support personnel, decreased reliance on outsourced providers to support our manufacturing activities, and elimination of non-essential activities.

Research and Development Expenses.    Research and development expenses decreased by $7.0 million, or 21%, to $26.2 million in the year ended December 31, 2009 from $33.2 million in the year ended December 31, 2008. This decrease resulted primarily from a $6.1 million decrease in clinical trials costs, to $8.7 million in 2009 from $14.8 million in 2008. In 2009, we completed our pivotal Phase 3 placebo controlled studies, as compared to in 2008 when we incurred most of the expenses for three Phase 3 comparator studies as well as three Phase 2 studies.

In the years ended December 31, 2009 and 2008, research and development expenses attributable to EXPAREL were $25.2 million, or 96%, and $31.9 million, or 96% of total research and development expenses, respectively. The remaining research and development expenses related to our other product candidate initiatives.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased by $3.6 million, or 42%, to $5.0 million in the year ended December 31, 2009 from $8.6 million in the year ended December 31, 2008. Selling expenses were $1.6 million lower in 2009 as compared to 2008, as we curtailed our pre-commercial efforts in early 2009, resulting in $1.0 million decrease in outside services and $0.3 million decrease in compensation expenses. General and administrative expenses decreased by $2.0 million in the year ended December 31, 2009 as compared to 2008, primarily due to a $0.8 million decrease in salary expenses and a $0.7 million decrease in severance and recruiting expenses.

Other Income (Expense).    Other income increased by $0.6 million, to $0.4 million in the year ended December 31, 2009 as compared to $0.2 million in other expense in the year ended December 31, 2008. The increase was primarily due to a gain realized on settlement with trade creditors in 2009.

Interest Income (Expense).    Interest expense increased by $7.3 million in the year ended December 31, 2009, to $3.5 million, as compared to interest income of $3.7 million in the year ended December 31, 2008. $5.4 million of the increase in interest expense was primarily attributable to the royalty interest obligation under the

Amended and Restated Royalty Interests Assignment Agreement and $1.7 million was due to our debt financing activities in 2009. The interest income (expense) relating to the obligations under the Amended and Restated Royalty Interests Assignment Agreement is composed of (1) the difference in the revaluation of our obligations under the Amended and Restated Royalty Interests Assignment Agreement between each reporting period and (2) the actual royalty interest payments payable pursuant to the Amended and Restated Royalty Interests Assignment Agreement for such reporting period. In determining the amount of the royalty interest obligation, we employ estimates of future cash flows derived from our royalties payable to Paul Capital based on end user sales of DepoCyt(e) and DepoDur, discounted at a rate that reflects an estimate of the cost of capital under the Amended and Restated Royalty Interests Assignment Agreement. At December 31, 2008, our estimate of future end user sales of DepoCyt(e) and DepoDur was considerably lower than the estimate as of December 31, 2007. This lower estimate resulted in a decrease of the royalty interest obligation valuation of $10.2 million at December 31, 2007 to $5.0 million at December 31, 2008. As a result, $5.2 million of the royalty interest obligation was recorded as interest income in the year ended December 31, 2008. In comparison, the valuation of the royalty interest obligation of $5.2 million at December 31, 2009 was slightly higher than the valuation of $5.0 million at December 31, 2008, which resulted in a $0.2 million interest expense in the year ended December 31, 2009.

Comparison of Years Ended December 31, 2008 and 2007

The combined statement of operations for the year ended December 31, 2007 represents the statement of operations of the Successor for the year ended December 31, 2007 (for which there was no activity prior to the Acquisition Date).

	Year Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2007	2008
	(dollars in thousands)
Revenues	$8,341	$13,925	$5,584	67%
Cost of revenues	9,492	17,463	7,971	84%
Research and development	20,665	33,214	12,549	61%
Selling, general and administrative	4,170	8,611	4,441	106%
In-process research and development	12,400	—	(12,400)	100%
Other income (expense)	16	(224)	(240)	N.M.
Interest income (expense)	$2,177	$3,725	$1,548	71%

Revenues.    Revenues increased by $5.6 million, or 67%, to $13.9 million in the year ended December 31, 2008 as compared to $8.3 million in the year ended December 31, 2007. The increase was due to increases of collaborative licensing and development revenue of $2.9 million, of supply revenue of $1.4 million and of royalties of $1.3 million. The increase in collaborative licensing and development revenue reflected in part $1.4 million of contract development activities for Amylin after we entered into an agreement in April 2008, and an increase in 2008 milestone revenue resulting from an up-front milestone payment from Amylin. The increase in supply revenue and royalties in the year ended December 31, 2008 reflected higher end user sales for our commercial partners, as well as 2008 reflecting a full year of operations in comparison to 2007, which reflects operations from the Acquisition Date.

Cost of Revenues.    Cost of revenues increased by $8.0 million, or 84%, to $17.5 million in the year ended December 31, 2008 as compared to $9.5 million in the year ended December 31, 2007. The increase was primarily due an increase in cost of supply revenue of $5.7 million and an increase in cost of collaborative licensing and development revenue of $2.1 million. The increase in cost of supply revenue reflects higher manufacturing and support personnel, higher cost of manufacturing supplies and increased outsourced services in support of the manufacturing activities as well as 2008 reflecting a full year of operations in comparison to 2007 which reflects operations from the Acquisition Date. The increase in cost of collaborative licensing and development revenue reflects the additional personnel and overhead allocated to servicing our collaborative licensing partners as well as 2008 reflecting a full year of operations in comparison to 2007, which reflects operations from the Acquisition Date.

Research and Development Expenses.    Research and development expenses increased by $12.5 million, or 61%, to $33.2 million in the year ended December 31, 2008 as compared to $20.7 million in the year ended December 31, 2007. This increase resulted primarily from a $8.2 million increase in clinical trial costs, to $14.8 million in 2008 from $6.6 million in 2007. In 2008, we incurred most of the expenses for three Phase 3 clinical trials and three Phase 2 clinical trials, as compared to 2007 when we incurred most of the expenses for three Phase 2 clinical trials and one Phase 1 clinical trial, as well as 2008 reflecting a full year of operations in comparison to 2007, which reflects operations from the Acquisition Date.

In the years ended December 31, 2008 and 2007, research and development expenses attributable to EXPAREL were $31.9 million, or 96%, and $19.6 million, or 95% of total research and development expenses, respectively. The remaining research and development expenses are related to our other product candidate initiatives.

Selling, General and Administrative Expense.    Selling, general and administrative expenses increased by $4.4 million, or 106%, to $8.6 million in the year ended December 31, 2008 from $4.2 million in the year ended December 31, 2007. Selling expenses related to pre-commercial efforts were $2.4 million in 2008, and we did not incur any selling expenses in 2007. General and administrative expenses increased by $2.0 million in 2008 as compared to 2007, reflecting a full year of operations in comparison to 2007, which reflects operations from the Acquisition Date.

In-Process Research and Development Expenses.    There were no in-process research and development expenses in the year ended December 31, 2008, as compared to $12.4 million in the year ended December 31, 2007. We acquired and expensed $12.4 million of in-process research and development projects as part of the Acquisition.

Other Income (Expense).    Other expense increased by $0.2 million, to $0.2 million in the year ended December 31, 2008 as compared to $16,000 in other income in the year ended December 31, 2007. The increase was primarily due to unfavorable foreign currency exchange rate movement between the euro and dollar for DepoCyte sales in Europe and between the pound sterling and dollar for value added tax refunds in Europe.

Interest Income (Expense).    Interest income increased $1.5 million, to $3.7 million in the year ended December 31, 2008 as compared to interest income of $2.2 million in the year ended December 31, 2007. The increase was primarily due to the impact of the periodic revaluation adjustment of our royalty interest obligation under the Amended and Restated Royalty Interests Assignment Agreement. The interest income (expense) relating to the obligations under the Amended and Restated Royalty Interests Assignment Agreement is composed of (1) the difference in the revaluation of our obligations under the Amended and Restated Royalty Interests Assignment Agreement between each reporting period and (2) the actual royalty interest payments payable pursuant to the Amended and Restated Royalty Interests Assignment Agreement for such reporting period. In determining the amount of the royalty interest obligation, we employ estimates of future cash flows derived from royalties payable to Paul Capital based on end user sales of DepoCyt(e) and DepoDur, discounted at a rate that reflects an estimate of the cost of capital of the Amended and Restated Royalty Interests Assignment Agreement. At December 31, 2008, our estimate of future end user sales of DepoCyt(e) and DepoDur was considerably lower than the estimate as at December 31, 2007. This lower estimate resulted in a decrease of the royalty interest obligation valuation of $10.2 million at December 31, 2007 to $5.0 million at December 31, 2008. As a result, $5.2 million of the royalty interest obligation was recorded as to interest income in the year ended December 31, 2008. Our estimate of future end user sales of DepoCyt(e) and DepoDur at December 31, 2007 of $10.2 million was also lower than the estimate as of March 24, 2007 of $13.0 million, and resulted in a $2.8 million lower valuation of the royalty interest obligation being recorded as interest income in the year ended December 31, 2007. The higher interest income of $2.4 million, for the year ended December 31, 2008 was partially offset by $0.6 million higher royalty interest payment in 2008, reflecting a full year of operations in comparison to 2007, which reflected operations from the Acquisition Date, and $0.2 million lower interest income.

Exhibit D

value equal to or less than the aggregate liquidation preference of our Series A convertible preferred stock. Future values for each scenario are converted to present value by applying a discount rate of 20.0%, based on returns to venture capitalist investors as set forth in the AICPA Practice Aid. Using the PWERM method, the value of our common stock at the valuation date was $5.49 per share. A discount for lack of marketability of 14.3% was used for these options.

The income and market approaches were also used to examine our enterprise value. For purposes of calculating our enterprise value using the income approach, we applied a discount rate of 20% to our forecasted future cash flows, as it was consistent with the weighted average cost of capital of a group of venture-backed companies of similar size and stage. We also assumed significantly increased cash flows based on the possible approval of EXPAREL. For purposes of calculating our enterprise value using the market approach, we applied multiples ranging from 2.4 to 4.0 times revenue, which we believed to be a reasonable range based on a review of the same peer group data. This peer group included the following companies: AP Pharma Inc., BioDelivery Sciences International Inc., CPEX Pharmaceuticals, Inc., NeurogesX, Inc., Anacor Pharmaceuticals, Inc., Zogenix, Inc., Ligand Pharmaceuticals Inc., POZEN, Inc., Durect Corp., Enzon Pharmaceuticals Inc. and Akorn Inc.

The change in value for our common stock to $5.49 per share on December 29, 2010, as compared to the $1.61 per share value as of September 2010, is primarily the result of the filing of our NDA on September 28, 2010, the acceptance of our NDA filing by the FDA and FDA establishment of a PDUFA goal date of July 28, 2011, which occurred in December 2010, the filing of this registration statement in November 2010, the completion of the $26.25 million Hercules Credit Facility in November 2010 which provided $15.0 million of new funding to us, the issuance and sale of the December 2010 Convertible Notes which provides up to an additional $15.0 million of new funding to us, and, with the aforementioned resources available, the ability to assemble the commercial team to prepare for the launch of EXPAREL, and the marketplace interactions the commercial team has had with KOLs in validating the unmet medical need that may be addressed by EXPAREL.

On December 29, 2010, we granted options to purchase an aggregate of 571,300 shares of our common stock. As of December 31, 2010, all of these options remained outstanding.

On January 11, 2011, we and the underwriters determined a preliminary range for the initial public offering price. The midpoint of the range was $15.00 per share as compared to $5.49 per share, which was based on the December 2010 Report. We note that, as is typical in initial public offerings, the preliminary range was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the preliminary range were prevailing market conditions and estimates of our business potential, as described below. In addition to this difference in purpose and methodology, we believe that the difference in value reflected between the midpoint of the preliminary range and management’s determination of the value of our common stock on December 29, 2010 was primarily the result of the following factors:

•

The contemporaneous valuation we prepared on December 23, 2010 contained multiple scenarios including two IPO scenarios with an aggregate probability of 80% and one sale scenario. If we had considered only a single scenario with 100% probability and assumed that the IPO will be completed by the middle of February 2011, the contemporaneous valuation would have resulted in an increased fair value determination.

•

Our December 23, 2010 contemporaneous valuation included a scenario with a 40% probability that the IPO would not be completed until the end of the second quarter of 2011. However, our January 2011 discussions with the underwriters took into account our and the underwriters’ perceptions of significantly increased optimism regarding overall market conditions and the market for initial public offerings, and confirmed our and our underwriters’ expectations that we would complete our initial public offering by the middle of February 2011.

•

Our convertible preferred stock currently has substantial economic rights and preferences over our common stock. The midpoint of the estimated price range shown on the cover of this prospectus assumes the conversion of our preferred stock upon the completion of this offering and the corresponding elimination of these preferences resulting in an increased common stock valuation.

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•

The proceeds of a successful initial public offering would substantially strengthen our balance sheet by increasing our cash and reducing our outstanding indebtedness. Additionally, the completion of this offering would provide us with access to the public company debt and equity markets. These projected improvements in our financial position influenced the increased common stock valuation indicated by the midpoint of the estimated price range shown on the cover of this prospectus.

•

History has shown that it is reasonable to expect that the completion of an initial public offering will increase the value of stock as a result of the significant increase in the liquidity and ability to trade/sell such securities. However, it is not possible to measure such increase in value with precision or certainty.

Based on the $15.00 midpoint of the estimated price range shown on the cover of this prospectus, the intrinsic value of the options granted on December 29, 2010, the last date we granted stock options, was approximately $5.4 million. Also based on the $15.00 midpoint of the estimated price range shown on the cover of this prospectus, the intrinsic value of outstanding options as of December 31, 2010 was $25.5 million, of which $6.3 million related to vested options and $19.2 million related to unvested options.

Internal Control over Financial Reporting

Effective internal control over financial reporting is necessary for us to provide reliable annual and quarterly financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed. As a private company, we were not subject to the same standards as a public company. As a public company, we will be required to file annual and quarterly reports containing our consolidated financial statements and will be subject to the requirements and standards set by the Securities and Exchange Commission, or SEC.

Results of Operations

Comparison of Nine Months Ended September 30, 2010 and 2009

	Nine Months Ended September 30,		Increase/ (Decrease)	% Increase/ (Decrease)
	2009	2010
	(dollars in thousands)
Revenues	$10,722	$12,371	$1,649	15%
Cost of revenues	8,823	10,168	1,345	15%
Research and development	18,717	14,954	(3,763)	(20)%
Selling, general and administrative	3,920	3,941	21	1%
Other income (expense)	353	100	(253)	N.	M.
Interest income (expense)	$(2,351)	$(3,513)	$1,162	49%

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